UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-56699

CUSIP Number: G7711M109

(Check one):  ☐ Form 10-K  ☒ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K   ☐ Transition Report on Form 20-F   ☐ Transition Report on Form 11-K   ☐ Transition Report on Form 10-Q

For the Transition Period Ended: Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable. This notification relates to the entire Annual Report on Form 20-F.

PART I — REGISTRANT INFORMATION

Full Name of Registrant: The RoyaLand Company Ltd.

Former Name if Applicable: Not applicable

Address of Principal Executive Office (Street and Number): Clarendon House, 2 Church Street

City, State and Zip Code: Hamilton, Pembroke HM11, Bermuda

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-CEN or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The RoyaLand Company Ltd. (the “Company”) is unable to file its Annual Report on Form 20-F for the fiscal year ended June 30, 2026 (the “Form 20-F”) within the prescribed time period without unreasonable effort or expense. The delay is the result of the Company’s acquisition of Savoia 1908 FC, S.r.l. on May 27, 2026, which has required additional time to complete the preparation and audit of the Company’s consolidated financial statements for the fiscal year ended June 30, 2026 and the related disclosures to be included in the Form 20-F.

The Company currently expects to file the Form 20-F on or before November 17, 2026, which is within the fifteen-calendar-day extension period provided by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Emanuele Filiberto di Savoia, Chief Executive Officer — (Area Code) +1 441 — (Telephone Number) 295-1422

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No As a result of the Company’s acquisition of Savoia 1908 FC, S.r.l. on May 27, 2026, the Company’s results of operations for the fiscal year ended June 30, 2026 are expected to differ from those of the corresponding period for the last fiscal year, because the results of Savoia 1908 FC, S.r.l. will be consolidated into the Company’s results from the acquisition date. While the Company expects the results of operations for the fiscal year ended June 30, 2026 may differ significantly from those of the corresponding period for the last fiscal year, given the complexity of the acquisition of Savoia 1908 FC, S.r.I., a reasonable estimate cannot currently be made.

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The RoyaLand Company Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 30, 2026

By:	/s/ Emanuele Filiberto di Savoia
Name:	Emanuele Filiberto di Savoia
Title:	Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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